EXHIBIT 11

COMPUTATION OF EARNINGS PER SHARE

	Year Ended
	September 30,
	2005	2004

Net income	$93,685	$250,430
Weighted average number of shares outstanding	5,247,107	5,247,107

Net income per common share	$0.02	$0.05